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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                             --------------------

                             REDBACK NETWORKS INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             --------------------


         Options to Purchase Common Stock, Par Value $0.0001 Per Share
                        (Title of Class of Securities)

                             --------------------

                                     n/a*
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                             --------------------

                                Dennis P. Wolf
Senior Vice President of Finance and Administration, Chief Financial Officer
                            and Corporate Secretary
                             Redback Networks Inc.
                                250 Holger Way
                          San Jose, California 95134
                                (408) 571-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                             --------------------

                                  Copies to:
      Page Mailliard, Esq.                          Thomas L. Cronan III, Esq.
Wilson Sonsini Goodrich & Rosati                       Redback Networks Inc.
      650 Page Mill Road                                  250 Holger Way
Palo Alto, California  94304-1050                  San Jose, California 95134
       (650) 493-9300                                     (408) 571-5000


                           CALCULATION OF FILING FEE
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      Transaction Valuation                             Amount of Filing Fee
--------------------------------------------------------------------------------
              N/A                                               N/A
================================================================================


[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid:   Not Applicable
                   Form or Registration No.:  Not Applicable
                         Filing party:  Not Applicable
                          Date filed:  Not Applicable

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 757209101.

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     This filing relates solely to a preliminary communication made before the commencement of an anticipated voluntary stock option replacement program by Redback Networks Inc. (the "Company").

     The following message was sent on Monday, August 13, 2001, by electronic mail from Pierre Lamond, the Chairman of the Board of Directors of the Company, to Company employees.

      [TEXT OF EMAIL SENT TO COMPANY EMPLOYEES ON MONDAY, AUGUST 13, 2001]

Redback Networks Inc. has not yet commenced the Voluntary Stock Option Replacement Program described below in this communication. Upon commencement of the program, Redback will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Replace, Election Form and other related documents. Employees of Redback who are option holders are strongly encouraged and advised to read the Schedule TO and related exhibits, including the Offer to Replace, Election Form and other related documents, when these documents become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all eligible employees of Redback. Additional copies of these documents may be obtained without charge by eligible employees of Redback by contacting the person specified in those documents. We strongly urge you to read all the materials carefully and understand the risks before making your decision. We also strongly encourage you to consult your own tax and financial advisors before making any decision about the program.

                                   * * * * *

To All Redback Employees:

     I am pleased to announce that Redback's Board of Directors has approved a Voluntary Stock Option Replacement Program in which eligible employees will have the opportunity to replace certain outstanding eligible options that have an exercise price of more than $6.50 per share and that were granted before August 1, 2001 ("Old Options") for new options to be granted under Redback's 1999 Stock Incentive Plan, as amended ("New Options"). Members of the Board of Directors will not be eligible to participate in the program. Additional eligibility
     ---
criteria will be set forth at a later date. Participation by each option holder in the program will be completely voluntary.

     Stock options are an important component of our total compensation program. We believe that granting stock options provides an opportunity to: (1) align employee and stockholder interests, and (2) provide incentives for employees to achieve high levels of performance. Redback recognizes that some of the options granted in past years have exercise prices significantly higher than the current market price of Redback common stock (that is, some options are currently "underwater"). Upon commencement of the Voluntary Stock Option Replacement Program, you will receive a stock report listing your outstanding stock options, and other documents related to the program, including the Offer to Replace and the Election Form, for you to review and, if you so elect, to complete and return to the Stock Department on or before the expiration date of the offer. The program is an opportunity for, though not a guarantee of, the grant of New Options that may have a greater potential to increase in value over time.
             ---

     Under the Voluntary Stock Option Replacement Program, eligible employees will be given the opportunity to tender (surrender for cancellation) Old Options that have an exercise price of more than $6.50 per share and that were granted before August 1, 2001. The offer will be open for a minimum of twenty (20) business days. The exact date of the commencement of the Voluntary Stock Option Replacement Program has yet to be determined. Promptly after the expiration date of the offer, all validly tendered options accepted

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

for replacement will be cancelled and the New Options will be granted. the date on which the Old Options are cancelled shall be the "Cancellation Date." The date on which the Old Options are cancelled shall be the "Cancellation Date." The number of shares of common stock subject to the New Options to be granted to each option holder will be determined by applying the following exchange ratios, which are based on the exercise price of the Old Options tendered, subject to any adjustments for stock splits, stock dividends and similar events (and rounding down to the nearest whole share):

------------------------------------------------------------------------------------------------
Exercise Price per share of         Number of Shares Subject to    Number of Shares Subject to
Old  Option                         Old Option                     New Option
------------------------------------------------------------------------------------------------
$40.00 USD or less                  1                              1
------------------------------------------------------------------------------------------------
$40.01 USD - $80.00 USD             5                              1
------------------------------------------------------------------------------------------------
Above $80.00 USD                    10                             1
------------------------------------------------------------------------------------------------

     For executive officers of the Company (who are defined as "officers" for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended) subject solely to the tax laws of the United States, the exercise price of the New Options will be $6.25 per share, the closing price of a share of common stock on August 8, 2001, the date the Board of Directors approved the Voluntary Stock Option Replacement Program.

     For other eligible employees subject solely to the tax laws of the United States, the exercise price of the New Options will be the lower of: (i) $6.25
                                                          --------
per share, which is the closing price of a share of common stock on August 8, 2001, the date the Board of Directors approved the Voluntary Stock Option Replacement Program; and (ii) the closing price of a share of common stock on the date the New Options are granted.

     For eligible employees subject to the tax laws of non-U.S. jurisdictions, we expect that the exercise price of the New Options granted will be the fair market value of a share of common stock on the date the New Options are granted, subject to the tax and other laws of the applicable non-U.S. jurisdiction.

     We expect that the type of vesting schedule of each New Option will be the same type as that of the Old Option it replaces. However, other terms and conditions of the New Options will be different from the terms and conditions of your Old Options. For example, the vesting start date for each New Option will be August 8, 2001, the date the Board of Directors approved the program. Also, the term of each New Option will be for a maximum of five (5) years, rather than ten (10) years. Further, each New Option will be a Non-Qualified Stock Option, or NSO, even if the Old Option that is surrendered is an Incentive Stock Option, or ISO.

     In addition, if an employee elects to cancel one or more Old Options, then all options (including options with an exercise price at or below $6.50 per
---                                                   -----------
share) granted in the six (6) months prior to the Cancellation Date of the Old Options must also be cancelled, except (a) options granted through the Salary
                                ------
for Stock Options Exchange Program, (b) options granted through the January Stock Option Exchange Program and (c) the refresher options granted by the Board of Directors to certain employees on August 6, 2001. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the Old Options.

     Further, we may defer the grant of any other options for employees electing to cancel one or more Old Options through the program for at least six (6) months and a day after the Cancellation Date of the Old Options.

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

     In order to be eligible to participate in the Voluntary Stock Option Replacement Program, you must be an employee of Redback or one of its subsidiaries as of August 1, 2001 and through the date the New Options are granted. If your employment with Redback or one of its subsidiaries terminates for any reason or for no reason at all before the date the New Options are granted, then you will be ineligible to participate in the program, and any Old Options that you tender will not be accepted for cancellation and you will not receive any New Options. Additional eligibility criteria will be set forth at a later date. Individuals employed outside the United States, or who are otherwise subject to the tax laws of other countries, may be ineligible to participate depending on the tax and other laws of such jurisdictions.

     Thank you for your continued contributions to Redback's success.


Pierre Lamond
Chairman of the Board of Directors

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    REDBACK NETWORKS INC.


                                    /s/  Dennis P. Wolf
                                    --------------------------------
                                    Dennis P. Wolf
                                    Senior Vice President of Finance and
                                    Administration, Chief Financial Officer and
                                    Corporate Secretary

Date:  August 13, 2001

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